TRANSAX INTERNATIONAL LIMITED
South Part 1-101
Nanshe Area, Pengnan Industrial Park
North Yingbinbei Road
Waisha Town, Longhu District
Shantou, Guangdong, China 515023

Telephone (86) 75483238888

July 13, 2012

‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.   20549

Attention:	Max A. Webb, Assistant Director Lyn Shenk, Accounting Branch Chief Jeffrey Sears J. Nolan McWilliams
Re:
Transax International Limited (the “Company")
Amendment No. 2 to Form 8-K
Filed March 6, 2012
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 13, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 15, 2012
File No. 000-27845

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated June 22, 2012.  Following are the Company’s responses to such comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

1.
Please refer to your disclosure regarding the products and services provided by BT Shantou.  You state that since inception, BT Shantou has provided a number of procurement services for international toy distributors and wholesalers.  You also state that BT Shantou has arranged for original equipment manufacturing (“OEM”) services, pursuant to which, local OEMs produce toy products to the specific specifications of one of your customers. In this regard, please explain to us in detail, as well as clarify in your disclosure, the material differences between (A) “procurement” services and (B) the arrangement of OEM services. In addition, confirm for us whether or not OEM services are truly only performed for one customer.  Furthermore, explain to us whether sales of products and/or toy models featured on your website and/or displayed in your showroom are deemed to be (a) procurement services or (b) arrangements of OEM services. If website and showroom sales are classified based upon their specific terms or other factors, please describe for us, in detail, the primary factors considered when determining whether the sales should be classified as procurement services or arrangements of OEM services. Lastly, clarify for us, as well as in your disclosure, whether the fiscal year 2011 revenue split between procurement services and OEM services was (I) 58% and 42%, respectively, as suggested by the disclosure on page1 of your Form 10-K or (II) 65% and 35%, as suggested by the disclosure on page F-7 of your Form 10-K. In this regard, also explain to us how OEM services represented either 35% or 42% of total revenue, given that (i) BT Brunei sales represented greater than 80% of your total sales, (ii) the disclosure on page F-7 of your Form 10-K states that BT Brunei’s operations are focused on procurement services, and (iii) the disclosure on page F-18 of your Form 10-K indicates that 77.8% of your purchases were from Universal Toys (HK) Ltd., which is a distributor of toys, rather than a manufacturer of toys.  As part of your response, specifically tell us the percentage of revenue generated from procurement services versus OEM services for both BT Brunei and BT Shantou. In addition, please provide your proposed expanded disclosure as part of your response.

RESPONSE: “Procurement services” refer to transactions in which customers do not request any change to toy products from the manufacturer’s sample. “OEM services” refer to transactions in which our customers request customization to the toy products, which can include changes in mechanical functionality, appearance, physical dimension, and materials.  Sales of toy products featured on the Company’s website and displayed in the showroom can be either classified as procurement services or OEM services.  Sales would be classified as procurement services if the toys purchased are the same as the sample which appears on the website or in the showroom, and sales would be classified as OEM services if the toys purchased have been customized at the customer’s request as discussed above. The Company provides OEM services to multiple customers. In 2011, approximately 58% of the Company’s total revenues was derived from procurement services and approximately 42% of the Company’s total revenues was derived from OEM services. In 2011, BT Shantou generated all of its revenues from procurement services, while 51% of BT Brunei’s revenue was from OEM services and 49% was from procurement services. The typographical error in disclosure on page F-7 of Note 1 of the financial statements will be corrected in future filings.

The Company proposes to expand its disclosure in  future filings as follows:

•           Part I, Item 1. Business, will be expanded as follows (see underlined for additional disclosure):

We are located in Shantou City of Guangdong province, the geographical region well-known for toys manufacturing and exporting in China. We are not a manufacturer. We provide procurement services for international toy distributors and wholesalers, including identifying, evaluating, and engaging one or more local manufacturers, trading companies or distributors for the requested supply of toys, as well as original equipment manufacturing (“OEM”) services. The OEM services include engaging toy manufacturers directly or through other toy trading companies or distributors to either manufacture toys to specific specifications requested by our customers, or customize an existing toy product to meet our customer’s request such as through changes in mechanical functionality, appearance, physical dimension, and materials.

•           Footnote Note 1, page F-7, the last paragraph will be expanded as follows (see underlined additional disclosure):

We are located in Shantou City of Guangdong province, the geographical region well-known for toys manufacturing and exporting in China. We are not a manufacturer. We provide procurement services for international toy distributors and wholesalers, including identifying, evaluating, and engaging one or more local manufacturers, trading companies or distributors for the requested supply of toys, as well as original equipment manufacturing (“OEM”) services. The OEM services include engaging toy manufacturers directly or through other toy trading companies or distributors to either manufacture toys to specific specifications requested by our customers, or customize an existing toy product to meet our customer’s request such as through changes in mechanical functionality, appearance, physical dimension, and materials. During 20XX approximately___% of our revenues were derived from procurement services and approximately ____% were derived from arranging for OEM services.

2.
We note your disclosure that you source your customer orders from local qualified manufacturers and trading companies. However, 77.8% of your total purchases during fiscal year 2011 were sourced from a “distributor,” Universal Toys.  Please clarify this fact in your disclosure. In addition, tell us and disclose in future filings, whether Changtai Toys and Yintai International Shares, which companies respectively supplied 48.3% and 28.7% of your total purchases for the three month period ended March 31, 2012, are toy manufacturers, toy trading companies, or toy distributors. Lastly, please tell us how toy trading companies differ from both toy distributors and toy manufacturers. Provide your proposed disclosure as part of your response.

RESPONSE: Universal Toys, Changtai Toys and Yintai International are all trading companies. In the toy industry in China, a trading company, as well as a distributor, generally refers to a company that purchases and resells toy products, while a manufacturer makes toy products. The Company proposes to expand its disclosure in future filings as follows:

Universal Toys is a toy distributor and a related party, whose sole shareholder is the brother-in-law of our Chairman and CEO. Universal Toys accounted for ______% of our total purchases for the year____.

Changtai Toys and Yintai International are toy distributors and unrelated third parties. Supplementally please be advised that invoicing from Changtai Toys may bear the name of Prosperous Toys Limited and invoicing from Yintai International may bear the name of Win Tide International Holding Limited, both of which are English translations of the Chinese names.

3.
We note your disclosure that after you monitor the quality control process at manufacturers’ facilities and inspect final products upon delivery, the products are then shipped to your warehouse where you pack customer orders into containers for shipping. However, we note from response 3 of your letter dated March 30, 2012 that the majority of your product sales are shipped directly from your suppliers’ facilities to your customers. Please revise your disclosure regarding the shipping of your products, as appropriate. Provide your proposed disclosure as part of your response.

RESPONSE: The Company proposes the following disclosure in future filings under the “Suppliers” section of Item 1 Business:

We source our customer orders from local qualified manufacturers and trading companies. We also monitor the quality control process at the manufacturers’ facilities and inspect final products prior to delivery. The majority of the products are shipped directly to the customers while the remainder is shipped to our warehouse where we pack customer orders into containers for shipping.

Financial Statements

Consolidated Balance Sheets, page F-3

4.	Please revise the balance sheets included in both your fiscal year 2011 Form 10-K and the Form 10-Q for the quarterly period ended March 31, 2012 to disclose all outstanding shares of preferred stock.

RESPONSE:  Based on our capitalization at the time we were negotiating to acquire BT Brunei, we only had approximately 3,921,040 shares, or 3.9%, of our total authorized and unissued common stock available for issuance, excluding shares underlying outstanding options. These shares were not sufficient to complete the acquisition of BT Brunei. In order to enable us to complete this acquisition on terms acceptable to BT Brunei and pay the fees payable to China Direct Investments, Inc. (“China Direct”) due under our consulting agreement with that firm, we agreed to pay the purchase price for the acquisition, as well as the fees payable to China Direct, through our issuance of convertible preferred stock which has automatic conversion features.

The convertible preferred stock issued to BT Hong Kong and to China Direct was accounted for by the Company as a credit to additional paid in capital with a corresponding offset to additional paid in capital, based on the following accounting analysis for reverse acquisition transactions.

First, the intent of the parties to these transactions was to design the convertible preferred stock as an instrument to be settled through a fixed number of shares of the Company’s common stock when such shares became available for issuance.

The convertible preferred stock issued to BT Hong Kong was consideration for the acquisition of BT Brunei as provided for in the Share Exchange Agreement. Since the Company did not have a sufficient number of shares of authorized but unissued and unreserved shares of common stock to issue as full consideration at the closing of the Share Exchange Agreement and in payment of consulting fees to China Direct, the Company created and issued the convertible preferred stock. The convertible preferred stock provides for automatic conversion into common stock on the effective date of a reverse stock split or an increase in the number of the Company’s authorized shares of common stock.

Since the convertible preferred stock issued to BT Hong Kong is designed to be settled in a fixed number of shares, it is accounted for as an equity instrument, with a credit to additional paid in capital. Since the Company’s acquisition of BT Brunei was accounted for as a reverse merger and recapitalization of BT Brunei whereby BT Brunei was considered the acquirer for accounting purpose, the corresponding debit is accounted for as an offset to additional paid in capital. Accordingly, there is no net monetary impact on the Company’s financial statements as a result of this accounting treatment before the planned reverse stock split occurs.

Likewise, since the convertible preferred stock issued to China Direct is designed to be settled in a fixed number of shares, it is also accounted for as an equity instrument, with a credit to additional paid in capital. The Company accounted for the convertible preferred stock issued to China Direct as an expense of the reverse merger and recapitalization with BT Brunei and the resulting effect in net equity was eliminated upon completion the reverse merger and recapitalization.

However, once the planned reverse stock split occurs, the outstanding common stock balance in the balance sheet will reflect the conversion of the convertible preferred stock into common stock as a result of the transaction with related footnote disclosure.

Consolidated Statements of Cash Flows, page F-6

5.
Based upon our review of your balance sheets for the fiscal years ended December 31, 2011 and December 31, 2010, as well as our review of the disclosure in Note 3 to your fiscal year 2011 financial statements, it is not clear to us why “prepaid expenses and other current assets” would be reflected as a use of $883,851 in the “cash flows from operating activities” section of your fiscal year 2011 consolidated statement of cash flows. Similarly, it is not clear to us why the “cash flows from financing activities” section of your fiscal year 2011 consolidated statement of cash flows would reflect an increase in the amount due to related parties.  Please advise or revise your statement of cash flows, as appropriate. If the change in the liability recorded for working capital advances, which we observed from your disclosure in Note 8 to the fiscal year 2011 financial statements, has been reflected within the reconciling items presented in the “cash flows from operating activities” section of your fiscal year 2011 consolidated statement of cash flows, please advise and explain your basis for the classification of the underlying cash flows.  Alternatively, reclassify any working capital advances and/or repayments thereof as “cash flows from financing activities,” as such amounts appear to be the equivalent of loans and/or loan repayments, respectively. Lastly, please consider whether the observations and concerns expressed in this comment are applicable to your fiscal year 2010 consolidated statement of cash flows and advise.

RESPONSE: The Company made a clerical error in preparing its cash flow statement for the year ended 2011 appearing in its Form 10-K. Although the Company made a calculation error in the amount reported, it has correctly classified its working capital advances and repayment thereof as cash flows from financing activities. For 2010, there were no clerical errors identified. The table below summarizes the correction on the cash flow statement for the year ended December 31, 2011:

	As Reported	As Corrected	Difference
CASH FLOWS FROM OPERATING ACTIVITIES:
Prepaid Expenses and Other current assets	(883,851)	(214,629)	669,222
Net cash (used in) provided by operating activities	(80,603)	588,619	669,222

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in due to related party	122,158	(547,064)	(669,222)
Net cash provided by (used in) financing activities	122,158	(547,064)	(669,222)

Please note total cash flow was not affected and the understatement error in net cash flow from operating activities was offset by the overstatement error in net cash flow from financing activities. We will appropriately address this correction in our financial statements for the year ending December 31, 2012 to be included in our Form 10-K for the year ending December 31, 2012.

Notes to Consolidated Financial Statements

Note10 – Income Taxes

6.
Please refer to your tabular disclosure of “the components of income (loss) before income tax.”We note that you have attributed all of your company’s fiscal year 2011 income before income taxes to “Chinese operations.”However, we note from the disclosure on page 23 of your Form 10-K (i.e., in MD&A) that your effective tax rate for 2011 was negligible, since approximately all of your consolidated taxable income was attributable to BT Brunei’s operating income. In this regard, we note that BT Brunei is incorporated in the State of Brunei Darussalam, and not the People’s Republic of China (the “PRC”). Given that the applicable income tax laws, as well as your exposure to income tax expense and obligations, appear to differ significantly for your operations in the PRC (i.e., BT Shantou) and your operations in the State of Brunei Darussalam (i.e., BT Brunei), we believe that your table should separately disclose your income or loss before income tax for each of those jurisdictions.  Please revise your disclosure accordingly, or advise. In addition, please tell us whether there are any potential tax implications for repatriating the earnings of BT Brunei for use in China.

RESPONSE: The Company will disclose in future filings the following revised footnote which will include additional language, as underlined below, and add a table, as shown, disclosing BT Brunei operations:

NOTE 10– INCOME TAXES (as revised)

We account for income taxes under ASC 740, “Expenses – Income Taxes”. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

BT Shantou is governed by the Income Tax Law of the People’s Republic of China Concerning Foreign Investment Enterprise and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, BT Shantou is subject to tax at a maximum statutory rate of 25% (inclusive of state and local income taxes). The income tax provision described in the table below was due to permanent differences.

BT Brunei was incorporated in the State of Brunei Darussalam, and is not subject to any corporate income taxes in accordance to the laws and regulations of that country. Due to the nature of BT Brunei’s operations, procurement services and sales to export customers, BT Brunei is not subject to PRC income tax. Since BT Brunei is not engaged in operations or sales within the PRC, and management does not expect to repatriate earnings of BT Brunei for use in China, there would not be potential income tax implications.

The components of net income (loss) before income taxes consisted of the following:

	Years Ended December 31,
	2011	2010
U.S. Operations	$-	$-
Brunei Operations (BT Brunei)	1,506,203	-
Chinese operations (BT Shantou)	137,944	(87,345)
Total	$1,644,147	$(87,345)

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Item 1.Financial Statements

Consolidated Statement of Balance Sheets, page1

7.
Based on our understanding of your business, it appears that the timing of your recognition of sales and accounts receivable would closely coincide with your recognition of the related trade accounts payable to your suppliers, because your suppliers invoice you for product upon drop shipment and you in turn invoice your customers upon that same drop shipment (or shortly thereafter in the limited cases in which product is first shipped to you).  We note from your balance sheets at September 30, 2011 and December 31, 2011 that your available balance of cash is relatively small in comparison to each subsequent quarter’s cost of revenues and is also less than the amount of advances from customers (net of advances to suppliers). In addition, we note that your gross margins have approximated 10 to 12 percent in recent quarters.  Given these observations, please explain to us in detail why and how your accounts payable balances at September 30, 2011, December 31, 2011, and March 31, 2012 are significantly less than your related accounts receivable balances on the same respective dates. For example, we note that accounts receivable of approximately $3.0 million at December 31, 2011 exceeded accounts payable (and accrued expenses) of approximately $0.9 million by three times, or approximately $2.1 million.  Similarly, accounts receivable of approximately $4.0 million at March 31, 2012 exceeded accounts payable (and accrued expenses) of approximately $1.4 million by almost three times, or approximately $2.6 million.

RESPONSE: In order to develop business from our customers and achieve relatively higher level of sales revenue, the Company offers its customers payment terms averaging 45 days. On the other hand, to secure competitive pricing from suppliers, the Company typically pays its invoice within 15 days. This operating strategy resulted in roughly three times more accounts receivable balance than accounts payable.

Consolidated Statements of Cash Flows, page3

8.
Based upon the disclosure in Note 3 to your financial statements, it appears that your “prepaid expenses” balance increased from $36,536 at December 31, 2011 to $131,379 at March 31, 2012. Based upon your balance sheets as of March 31, 2012 and December 31, 2011, “cash” and “due from related parties” appear to be the only current asset balances for which reported amounts declined between December 31, 2011and March 31, 2012.  Given our observations regarding the changes in the aforementioned current asset balances, it is not clear to us why “prepaid expenses and other current assets” have been reported as a source of $681,060 of cash in both your statement of cash flows for the period ended March 31, 2012 and in your MD&A disclosure regarding “net cash flow (used in)/provided by operating activities” for the corresponding period.  Please advise or revise your financial statements and MD&A disclosure, as appropriate.

RESPONSE: The Company made a clerical error in preparing its cash flow statement for the quarter ended March 31, 2012. The line item “prepaid expenses and other current assets” should be corrected as “other current assets”, which includes prepaid taxes, and other receivables, in the amount of $47,977 cash outflow. The table below summarizes the corrections related to the cash flow statement for the three months ended March 31, 2012.

	As Reported	As Corrected	Difference
CASH FLOWS FROM OPERATING ACTIVITIES:
Prepaid Expenses and Other current assets	681,060	(47,977)	(729,037)
Due to related parties	(170,724)	188,139	358,863
Net cash (used in) operating activities	(114,384)	(484,558)	(370,174)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in due to related party	-	276,866	276,866
Net cash provided by financing activities	20,000	296,866	276,866

Effect of exchange rate on cash	24,445	117,753	93,308

Please note total cash flow was not affected and the understatement error in net cash flow used in operating activities was offset by the understatement error in net cash flow from financing activities, with the balance attributed to effect of exchange rate on cash.

The Company propose to revise its MD&A disclosure as follows:

NET CASH FLOW (USED IN)/ PROVIDED BY OPERATING ACTIVITIES:

Net cash used in operating activities was $0.5 million for the first quarter of 2012, as compared to net cash used in operating activities of $8,480 for the same period of 2011. The increase in cash outflow from operating activities for the first quarter of 2012 was primarily due to an increase of $1.0 million in accounts receivable from higher sales and $0.5 million used for inventory to fulfill higher customer demand, partially offset by an increase of $0.5 million in account payable from higher level of products purchased and an increase of 0.4 million from other payable and due to related parties for toy products received but not paid yet.

NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES:

Net cash provided by financing activities was $0.3 million for the first quarter of 2012, due to an increase in due to related parties for working capital advances and a loan we obtained for working capital purpose with no comparable amount for 2011.

We will appropriately address this correction when we file our Form 10-Q for the first quarter of 2013.

9.
Per your statement of cash flows, it appears that you have deemed the change in the amount “due to related parties” to because of $170,724 of cash.  However, we note that the amounts reported as “due to related parties” on your balance sheets increased from $138,814 at December 31, 2011 to $603,819 at March 31, 2012. In this regard, please (A) tell us how you determined that the aforementioned change in the amount due to related parties resulted in a use of cash and (B) reconcile the change in the amounts reported on your balance sheets to the reconciling item presented in your statement of cash flows.

RESPONSE: The Company made a clerical error in preparing its cash flow statement for the quarter ended March 31, 2012. Due to related parties for working capital advances should have been treated as cash flows from financing activities, while due to related parties related to toy products purchased but not paid yet should have been treated as cash flows from operating activities. Accordingly, due to related parties in the operating activities sections should have been reported as cash inflow of $188,139 based on disclosure in Footnote 8 – Related Party Transactions, which provides increase in due to Universal Toys of $120,740 and an increase in due to Xin Zhongyang of $67,399, both related to trading payables. Further, due to related parties in the financing activities section should have been reported as a cash inflow of $276,866 based on disclosure in Footnote 8 – Related Party Transactions, which provides an increase in due to related parties related to working capital advances from the Company’s officers.

Please refer to the table for the revised cash flow in our response to comment number 8 for details as to reclassifications between net cash from operating activities and financing activities.

10.
We note from your disclosure in Note 8 to the financial statements for the period ended March 31, 2012 that certain amounts reported as “due to related parties” at December 31,2011 and March 31, 2012, as well as a portion of the change in this balance between the aforementioned reporting periods, related to advances from management for working capital. As those advances do not appear to have been reflected in the “Investing Activities” or “Financing Activities” sections of your statement of cash flows, it appears that certain, if not all, of these advances may have been reported within the “Operating Activities” section of your statement of cash flows. If so, explain to us why you believe that operating activities, rather than financing, is the appropriate classification within the statement of cash flows– particularly, as such advances would appear to be equivalent to loans.

RESPONSE: The Company made a clerical error in preparing its cash flow statement for the quarter ended March 31, 2012. Due to related parties should have been treated separately as cash flow from operating activities or from financing activities based on their respectively nature. Due to related parties of working capital advances should have been treated as cash flows from financing activities, while due to related parties relating to toy products purchased but not paid yet should have been treated as cash flows from operating activities. Accordingly, due to related parties in the operating activities sections should have been reported as cash inflow of $188,139 based on disclosure in Footnote 8 – Related Party Transactions, which provides increase in due to Universal Toys of $120,740 and an increase in due to Xin Zhongyang of $67,399, both related to trading payables. Further, due to related parties in the financing activities section should have been reported as a cash inflow of $276,866 based on disclosure in Footnote 8 – Related Party Transactions, which provides an increase in due to related parties related to working capital advances from the Company’s officers.

Please refer to the table for the revised cash flow in response to comment number 8 for details as to reclassifications between net cash from operating activities and financing activities.

11.
We note that you have disclosed that cash paid for taxes was $34,486 and $7,212 for the periods ended March 31, 2012 and March31, 2011, respectively.  However, we also note that those same amounts were disclosed for income tax expense and cash paid for taxes for the fiscal years ended December 31, 2011 and December 31, 2010, respectively. In this regard, please advise or revise your disclosure as appropriate.

RESPONSE: The Company made a clerical error in disclosing cash paid taxes and will revise its disclosure in future filings. The correct disclosure should have been $10,461 and $2,337 for the quarter ended March 31, 2012 and March 31, 2011, respectively. In future filings, we will appropriately address this disclosure in the cash flow statement.

Notes to Unaudited Consolidated Financial Statements

Note 4 –  Other Receivable, page 9

12.
We note that your tax refund receivable balance, which was $145,448 at December 31, 2010, has increased with each subsequently filed balance sheet.  As such, it is unclear to us whether you have collected any portion of the previously reported tax refund receivable balances.  Please advise. In addition, please tell us whether the amounts disclosed are supposed to reflect “refunds” of amounts previously submitted to taxing authorities, as the change in the tax refund receivable balance between December 31, 2010 and December 31,2011 appears to exceed cash taxes paid over such period.

RESPONSE: The Value Added Tax ("VAT") was originally included by the suppliers in their prices for toy products purchased by the Company. The suppliers then remit the VAT directly to the tax authority upon sale of the toy products to the Company. When the Company sells the toy product for export, it is entitled to obtain a refund on the VAT paid on the toy products purchased  from suppliers. Tax refund receivable reflects  the VAT tax refund receivable related to export of toy products, which balance increased as a result of the Company’s sales growth in toy exports. The Company collects the VAT receivable from the tax authority over a ninety day period and these collections are netted with the resulting balance in the VAT receivable. On the other hand, cash taxes paid were related to income taxes only.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page14

13.
We note from the disclosure in Note 11 to your fiscal year 2011 financial statements that 77.8% of your fiscal year 2011 net purchases were from Universal Toys.  However, Universal Toys was not disclosed as a significant vendor during fiscal year 2010 and only provided 8.1% of your net purchases for the first quarter of fiscal year 2012.  We note from your disclosure in Note 10 to the March 31, 2012 financial statements that Changtai Toys (“Changtai”) and Yintai International Shares (“Yintai”) were the respective sources of 48.3% and 28.7% of your net purchases for the quarter ended March 31, 2012; although, Changtai and Yintai were not disclosed as significant vendors during fiscal years 2010 and 2011. Based upon the observations noted above, we believe that you should expand your disclosure in the “Overview” section of MD&A to discuss (A) the underlying factor(s) that resulted in the significant concentration of purchases from each of the a forementioned vendors and (B) the underlying reason(s) for the significant changes in the amounts and concentration of net purchases from those vendors.  For example, please explain whether the concentration of purchases from each of the vendors, as well as the changes thereto, are a reflection of (A) the sources of the sample inventory displayed in your showroom and on your website during the respective reporting periods and/or (B) other factors impacting your business, your operations, and/or your industry. In this regard, please revise your disclosure, as appropriate, and provide your proposed expanded disclosure as part of your response. In addition, tell us and disclose, if applicable, whether there are any familial or other related party relationships between your company and Changtai or Yintai.

RESPONSE:  The Company proposes to expand its disclosure in the future filings as follows:

We purchase toy products from suppliers that are able to provide a large variety of selections with competitive pricing. We consistently review our suppliers’ product offerings and pricing policies and place orders with the most favorable offerings, which may result in change in our vendor concentration from time to time.  Since the beginning of 2012, Changtai and Yintai, unrelated third parties, have offered more competitive pricing than Universal Toys. As a result, the Company placed more business with these suppliers, and accordingly reduced its purchases from Universal Toys.

Results of Operations, page 15

14.
Please refer to your comparative analysis of the operating expenses recognized during the first quarter of fiscal year 2012 and the first quarter of fiscal year 2011.  Please describe for us the nature of services that Universal Toys provides in exchange for procurement service fees. In addition, tell us the terms of any contractual agreement for these services, if any. Please be detailed in your response.

RESPONSE: Universal Toys provides comprehensive and competitive toy products, and arranges inland transportation and overseas freight with carriers on our behalf for the shipment to our customers of toy products purchased by us from Universal Toys. As compensation for these services, we agreed to pay Universal Toys an annual procurement services fee of 3% of the purchase price of the toys products we purchase from Universal Toys to compensate it for such services. The 3% fee is accrued quarterly throughout the current fiscal year and is payable annually no later than January 20 of the following fiscal year. We have similar arrangements with both Changtai and Yintai.

Liquidity and Capital Resources, page 16

15.
Please refer to the discussion of your current asset balance at March 31, 2012, as compared to the balance at December31, 2011. You state that a principal contributor to the increase in current assets at March 31, 2012 was the increase in accounts receivable, which reflects sales increases during the first quarter of 2012.  However, based upon a comparison of your sales for the full fiscal year ended December 31, 2011 to sales for the interim period ended September 30, 2011, it appears that sales for the fourth quarter of fiscal year 2011 were $7,450,205, as compared to sales of $6,254,995 for the first quarter of 2012.  As such, it does not appear that you have adequately explained the reason for the significant increase in your accounts receivable balance at March 31, 2012, as compared to December 31, 2011. In this regard, please provide us with a detailed explanation for the increase in your accounts receivable balance. In addition, ensure that future filings adequately and accurately discussed the underlying reasons for all material changes in your current asset balances. For example, we believe that it may have been meaningful for you to discuss the underlying reasons for the increase in your inventory balance from $699 to $522,661– particularly, as significant portion of your toy sales are shipped directly from the manufacturer to your customer. With regard to the increase in your accounts receivable balance, your response should specifically tell us whether there have been any changes to your collection terms or collection experience.

RESPONSE: The increase in accounts receivable as of March 31, 2012 compared with December 31, 2011 was mainly due to timing differences resulting from higher sales volume and delay in collections from customers at the end of the quarter on March 31, 2012.There have been no changes to the collection experience. Those open receivables were collected in the subsequent quarter. The Company will disclose in future filings the underlying reasons for all material changes in its current asset balances, including accounts receivable, inventory and other current assets, and specifically address any changes in our collection terms and collection experience.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Wei Lin
Wei Lin
Chief Executive Officer

cc:           Pearlman Schneider LLP